UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                               FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

                             Commission File Number  001-13248

        RightCHOICE Managed Care, Inc., a Missouri corporation
        (Exact name of registrant as specified in its charter)


        1831 Chestnut Street, St. Louis, Missouri  63103
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

            Class A Common Stock, par value $0.01 per share
       (Title of each class of securities covered by this Form)

                             None
(Titles of all other classes of securities for which a duty to file re ports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)    [x]            Rule 12h-3(b)(1)(i)      [x]
     Rule 12g-4(a)(1)(ii)   [ ]            Rule 12h-3(b)(1)(ii)     [ ]
     Rule 12g-4(a)(2)(i)    [ ]            Rule 12h-3(b)(2)(i)      [ ]
     Rule 12g-4(a)(2)(ii)   [ ]            Rule 12h-3(b)(2)(ii)     [ ]
                                           Rule 15d-6               [ ]

     Approximate number of holders of record as of the certification or
notice date:     None

      Pursuant to the requirements of the Securities Exchange Act of 1934 RightCHOICE Managed Care, Inc., a Delaware corporation ("New RightCHOICE"), as successor in interest to RightCHOICE Managed Care, Inc., a Missouri corporation ("Old RightCHOICE"), has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  December 6, 2000                          By: /s/ Angela F. Braly
                                                     Angela  F.  Braly,
                                                     Executive Vice President,
                                                     General Counsel and
                                                     Corporate Secretary *

* Old RightCHOICE merged with and into New RightCHOICE on November 30, 2000. Pursuant to Rule 12g-4(b) under the Securities Exchange Act of 1934, as amended, this certification/notice is filed by New RightCHOICE as successor issuer.

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.